SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


FORM 6-K

REPORT OF FOREIGN ISSUER


PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934


			Date:		May 7, 2002


NATIONAL GRID GROUP plc

(Registrant's Name)

15 Marylebone Road
London
NW1 5JD
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

	Form 20-F		X			Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3- 2(b) under the Securities Exchange Act of 1934.

		Yes					No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.




						NATIONAL GRID GROUP plc


						s/David C. Forward
				By_________________________
 Name: David C. Forward
  Title: Assistant Secretary













Date:   May 7, 2002








ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for March 2002

National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom


Recent Announcements to The London Stock Exchange

DATE		DETAILS
-----	-------
30.4.02 	NGG's Exec. Directors' share interests (further
operation of ESOP)

26.4.02 NGG's Exec. Directors' share interests (further operation of ESOP)

26.4.02 Directors' Interests- R P Sergels' `Thrift Plan' acquires shares.

9.4.02 NGG's Exec. Directors' share interests (further operation of ESOP)

2.4.02	National Grid Financial Timetable

--------------------------------------------------------------

*NOTE:	A separate Form 6-k was sent on 22 April in respect
of the following two announcements;

22.4.02	National Grid Announces Cost Savings, Board Change
and Final Dividend

22.4.02	Merger Of National Grid And Lattice To Create A
Leading International Energy Delivery Company



ANNEX 2 - Copy Announcements as sent


FORM 6-K


SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


Report of Foreign Issuer


Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange for April 2002

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
United Kingdom

--------------------------------------------------------------


National Grid Group plc (National Grid)

2 April 2002

National Grid Financial Timetable for the year ending 31 March
2003
--------------------------------------------------------------

The National Grid preliminary statement of results for the year ended 31 March 2002 will be announced on Thursday 30 May
2002.

Other imminent key dates are:

23 July.  Annual General Meeting, International Convention
Centre, Birmingham.

15 August.  Final dividend 2001/02 payment (Ex-dividend date 5
June.  Record date 7 June).
--------------------------------------------------------------

Contact: D C Forward, Assistant Secretary, (011) 44 207 312
5860


National Grid Group plc (National Grid)

9 April 2002
---------------------------------------------------------

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to
Section 324(2) of the Companies Act 1985)
---------------------------------------------------------

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive
Directors of National Grid (E M Astle, S J Box, W E
Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 9,298 NGG Ordinary shares on Friday 5 April 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive
Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207
312 5860)


National Grid Group plc (National Grid)
26 April 2002
---------------------------------------------------------

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to
Section 324(2) of the Companies Act 1985)
---------------------------------------------------------

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive
Directors of National Grid (E M Astle, S J Box, W E
Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 14,598 NGG Ordinary shares on 22 April 2002, by virtue of the Trustee having transferred the shares to a participant.

(Note: For Companies Act purposes, the Executive
Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207
312 5860)


National Grid Group plc (National Grid)

26 April 2002

Notification of Directors' Interests
---------------------------------------------------------

The Trustee of the National Grid USA Incentive Thrift
Plan notified National Grid yesterday that Mr R P
Sergels' interests in NGG shares were increased by the following purchase:

34.83 Ordinary Share ADRs on 23 April 2002 at $35.85 per
ADR.

National Grid Group plc (National Grid)
30 April 2002
---------------------------------------------------------

National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)

(Notification Of Directors' Interests, Pursuant to
Section 324(2) of the Companies Act 1985)
---------------------------------------------------------

National Grid yesterday received a further notification from the ESOP Trustee; that each of the Executive
Directors of National Grid (E M Astle, S J Box, W E
Davis, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 23,952 NGG Ordinary shares on Friday 26 April 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, the Executive
Directors of National Grid are deemed to have a technical interest in all the shares held by National Grid's ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (011) 44 207
312 5860)


National Grid Group plc				David C. Forward
								Assistant Secretary








May 7, 2002


US Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re:	National Grid Group plc (`National Grid') Form 6-k for
May 2002
	-------------------------------------------------------

Please find enclosed a Form 6-K Report in respect of announcements issued to the London Stock Exchange for the above month, which are being furnished to you under the Securities Exchange Act of 1934.

One copy of the Form 6-K Report is also being furnished to the New York Stock Exchange with a copy of this letter.

A list of all announcements for the period, is contained at Annex 1 to this Form. Copies of the announcements themselves are included at Annex 2.

	Very truly yours,

	S/David C. Forward

David C. Forward
Assistant Secretary